Press Release
CAE reports third quarter fiscal 2023 results
•Revenue of $1,020.3 million vs. $848.7 million in prior year
•Earnings per share (EPS) of $0.25 vs. $0.08 in prior year
•Adjusted EPS(1) of $0.28 vs. $0.19 in prior year
•Operating income of $145.9 million vs. $65.5 million in prior year
•Adjusted segment operating income(1) of $160.6 million vs. $112.7 million in prior year
•Adjusted order intake(1) of $1,240.1 million for a record $10.8 billion adjusted backlog(1) and 1.22x book-to-sales ratio(1)
•Net debt-to-adjusted EBITDA(1) of 3.74x vs. 4.17x at the end of the preceding quarter
•FY2023 outlook reiterated for mid-20% consolidated adjusted segment operating income growth

Montreal, Canada, February 14, 2023 - (NYSE: CAE; TSX: CAE) - CAE Inc. (CAE or the Company) today reported revenue of $1,020.3 million for the third quarter of fiscal 2023, compared with $848.7 million in the third quarter last year. Third quarter EPS was $0.25 compared to $0.08 last year. Adjusted EPS in the third quarter was $0.28, including an approximate $0.02 positive impact as a result of gains on the reversal of impairment of non-financial assets following their repurposing and optimization, compared to $0.19 last year.

Operating income this quarter was $145.9 million (14.3% of revenue(1)), compared to $65.5 million (7.7% of revenue) last year. Third quarter adjusted segment operating income was $160.6 million (15.7% of revenue(1)) compared to $112.7 million (13.3% of revenue) last year. All financial information is in Canadian dollars unless otherwise indicated.

Summary of consolidated results
(amounts in millions, except per share amounts)	Q3-2023	Q3-2022	Variance %
Revenue	$1,020.3	$848.7	20%
Operating income	$145.9	$65.5	123%
Adjusted segment operating income(1)	$160.6	$112.7	43%
As a % of revenue(1)%	15.7%	13.3
Net income attributable to equity holders of the Company	$78.1	$26.2	198%
Basic and diluted earnings per share (EPS)	$0.25	$0.08	213%
Adjusted EPS(1)	$0.28	$0.19	47%
Adjusted order intake(1)	$1,240.1	$1,377.2	(10%)
Adjusted backlog(1)	$10,795.1	$9,177.2	18%

(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the Non-IFRS and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

“We had strong results in the third quarter, driven by Civil’s double-digit growth, Defense’s sequential improvement, and Healthcare’s increased profitability,” said Marc Parent, CAE’s President and Chief Executive Officer. “We ensured our path to future growth, securing over $1.2 billion in total adjusted order intake for a record $10.8 billion adjusted backlog and 1.22 times book-to-sales ratio. In Civil, we booked $713 million in orders for a 1.38 times book-to-sales ratio, including long-term agreements globally for aviation training and our flight operations management platform solutions. We also sold 14 full-flight simulators, bringing our year-to-date tally to 43. In Defense, we booked orders for training and mission support solutions valued at $477 million for 1.05 times book-to-sales, marking the sixth consecutive quarter this ratio has been above one.”
On CAE’s outlook, Marc Parent added, “we are excited about Civil's prospects as it builds on CAE’s industry leadership, and we expect to see significant growth during and beyond the ongoing global market recovery. The sequential growth of Defense, along with positively trending bookings and backlog renewals, adds to our confidence in our multi-year view. Healthcare continues to gain a larger share in the simulation and training market, and we expect its top- and bottom-line growth to continue. In parallel, we are further bolstering our financial position and are on track to reach our leverage target of less than three times net debt-to-adjusted EBITDA by mid-fiscal 2024. We continue to expect mid-twenty percent consolidated adjusted segment operating income growth this fiscal year and reiterate our long-term target of a three-year EPS compound growth rate in the mid-twenty percent range.”

Civil Aviation (Civil)
Third quarter Civil revenue was $517.4 million vs. $390.1 million in the third quarter last year. Operating income was $117.2 million (22.7% of revenue) compared to $57.1 million (14.6% of revenue) in the same quarter last year. Adjusted segment operating income was $131.4 million (25.4% of revenue) compared to $83.4 million (21.4% of revenue) in the third quarter last year. During the quarter, Civil delivered nine full-flight simulators (FFSs) to customers and third quarter Civil training centre utilization was 73%.

During the quarter, Civil signed training solutions contracts valued at $713.0 million, including contracts for 14 FFS sales for a total of 43 as of the end of the third quarter of the fiscal year. Notable training contracts for the quarter include long-term commercial aviation training agreements with GOL Airlines and MESA Airlines. They also include a long-term business aviation training agreement with Delux Public Charter LLC (JSX Air). In flight operations software solutions, notable contracts include a five-year contract for CAE’s next-gen crew and operations manager solution suite at Ethiopian airlines, and since the end of the quarter, an agreement for its next-gen operations solutions with Frontier Airlines.

The Civil book-to-sales ratio was 1.38 times for the quarter and 1.29 times for the last 12 months. The Civil adjusted backlog at the end of the quarter was a record $5.6 billion.

Summary of Civil Aviation results
(amounts in millions)		Q3-2023	Q3-2022	Variance %
Revenue		$517.4	$390.1	33%
Operating income		$117.2	$57.1	105%
Adjusted segment operating income		$131.4	$83.4	58%
As a % of revenue	%	25.4%	21.4
Adjusted order intake		$713.0	$752.5	(5%)
Adjusted backlog		$5,647.6	$4,606.0	23%

Supplementary non-financial information
Simulator equivalent unit		263	249	6%
FFSs in CAE’s network		323	312	4%
FFS deliveries		9	7	29%
Utilization rate	%	73%	60	22%

Defense and Security (Defense)
Third quarter Defense revenue was $452.5 million, up 6% compared to the third quarter last year. Operating income was $24.9 million (5.5% of revenue) compared to $16.5 million (3.9% of revenue) in the same quarter last year. Adjusted segment operating income was $25.4 million (5.6% of revenue), compared to $32.0 million (7.5% of revenue) in the third quarter last year.

Defense booked orders for $476.7 million during the quarter, marking the sixth consecutive quarter with a book-to-sales ratio above one, and it continued to book new business across all domains. Notable orders in the Air domain include the provision of a flight training device and maintenance and logistics support for the Royal Canadian Air Force’s CH-149 Cormorant search-and-rescue helicopter, the continuation of aircrew training on the KC-135 Stratotanker and C-130H Hercules for the United States Air Force, and international flight training device upgrades for the F-16 fighter jet and CH-53G heavy-lift transport helicopter. In the Land domain, Defense was awarded funding for its Joint Terminal Control Training Rehearsal System (JTC TRS) solution which builds on the success of its previous funding award for a new virtual training capability for soldiers to the US Army on the Soldier Virtual Trainer prototype contract. Defense also booked strategic orders in the Sea, Space and Cyber domains, highlighted by the proliferation of CAE’s solutions for distributed, networked and cybersecure mission training via the US Air Force’s Simulator Common Architecture Requirements and Standards (SCARS) program, and since the end of the quarter, its work with Lockheed Martin on the Canadian Surface Combatant (CSC) ship program.

Defense continued to build on its foundation of US Army support with an award for the competitive re-compete of the Fixed-Wing Flight Training Service. This program involves the provision of comprehensive initial and recurrent training for more than 600 U.S. Army and U.S. Air Force fixed-wing pilots annually at the CAE Dothan Training Center in Dothan, Alabama. The approximate total value of the base contract and options is US$250 million, with a period of performance effective CAE’s fourth quarter through 2032. Accordingly, this contract will be reflected in Defense’s fourth quarter order intake.

The Defense book-to-sales ratio was 1.05 times for the quarter and 1.25 times for the last 12 months (excluding contract options). The Defense adjusted backlog, including options and CAE’s interest in joint ventures, at the end of the quarter was a record $5.1 billion. The Defense pipeline remains strong with some $7.3 billion of bids and proposals pending customer decisions.

Summary of Defense and Security results
(amounts in millions)		Q3-2023	Q3-2022	Variance %
Revenue		$452.5	$426.5	6%
Operating income		$24.9	$16.5	51%
Adjusted segment operating income		$25.4	$32.0	(21%)
As a % of revenue	%	5.6%	7.5
Adjusted order intake		$476.7	$592.6	(20%)
Adjusted backlog		$5,147.5	$4,571.2	13%

Healthcare
Third quarter Healthcare revenue was $50.4 million, vs. $32.1 million in the third quarter last year. Operating income was $3.8 million (7.5% of revenue) compared to a loss of $8.1 million in the same quarter last year. Adjusted segment operating income was $3.8 million (7.5% of revenue) compared to a loss of $2.7 million in the third quarter last year.

During the quarter, Healthcare secured several agreements with universities and colleges for its advanced patient simulators and customizable centre management platform. It also expanded its relationship with the American Society of Anesthesiologists through a commitment to develop additional SimSTAT modules for the Maintenance of Certification in Anesthesiology (MoCA).

Summary of Healthcare results
(amounts in millions)		Q3-2023	Q3-2022	Variance %
Revenue		$50.4	$32.1	57%
Operating income (loss)		$3.8	$(8.1)	147%
Adjusted segment operating income (loss)		$3.8	$(2.7)	241%
As a % of revenue	%	7.5%	—

Additional financial highlights
CAE incurred restructuring, integration and acquisition costs of $4.9 million during the third quarter of fiscal 2023 relating mainly to the fiscal 2022 acquisition of Sabre’s AirCentre airline operations portfolio (AirCentre), and including a $9.8 million impairment reversal of non-financial assets following their repurposing and optimization.

Net cash provided by operating activities was $252.4 million for the quarter, compared to $309.6 million in the third quarter last year. Free cash flow(1) was $237.7 million for the quarter compared to $282.1 million in the third quarter last year. The decrease was mainly due to a higher investment in non-cash working capital partially offset by higher cash provided by operating activities and lower payments to equity accounted investees.

Income tax expense this quarter amounted to $17.1 million, representing an effective tax rate of 18%, compared to an effective tax rate of 8% for the third quarter last year. The income tax rate was impacted by restructuring, integration and acquisition costs, and excluding these costs, the income tax rate used to determine adjusted net income and adjusted EPS was 19% this quarter as compared to 20% in the third quarter of last year.

Growth and maintenance capital expenditures(1) totaled $63.4 million this quarter.

Net debt(1) at the end of the quarter was $3,073.0 million for a net debt-to-adjusted EBITDA(1) of 3.74 times. This compares to net debt of $3,194.6 million and a net debt-to-adjusted EBITDA of 4.17 times at the end of the preceding quarter. CAE’s total available liquidity as at December 31, 2022 was approximately $1.4 billion.

Net finance expense this quarter amounted to $48.8 million, compared to $41.3 million in the preceding quarter and $34.5 million in the third quarter last year. The increased finance expense relative to both prior periods mainly reflects the impact of higher interest rates on our variable rate debt instruments.

Adjusted return on capital employed(1) was 5.5% this quarter compared to 5.1% last quarter and 6.1% in the third quarter last year.

(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the Non-IFRS and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

Management outlook
Since 2020, CAE has been carrying out a growth strategy which it believes will enable it to emerge from the pandemic a bigger, stronger, and more profitable company than ever before. Specifically, as a waypoint along its journey to cyclical recovery and beyond, the Company is targeting a consolidated adjusted segment operating margin of approximately 17% by the time its markets are generally recovered, with steady room for further improvement thereafter. It expects to reach this level of profitability on a significantly larger base of business with a post-pandemic capital structure that will allow the Company to sustain ample flexibility to balance further investments in its future with capital returns for shareholders. The Company is targeting a three-year (FY23-FY25) EPS compound growth rate in the mid-20% range.

Current headwinds include remaining travel restrictions related to the global pandemic, geopolitical uncertainty, decades-high inflation, and elevated interest rates. Notwithstanding the influence on the timing and rate of market recovery these factors may have, management maintains a highly positive view of its growth potential over a multi-year period.

Expected secular trends are highly favorable for all three of the Company’s core business segments. Greater desire by airlines to entrust CAE with their critical training and digital operational support and crew management needs, higher expected pilot demand and strong business jet travel demand are enduring positives for the Civil business. Management believes the defence sector is in the early stages of an extended up-cycle driven by geopolitical tensions and increased commitments by governments to defence modernization and readiness. Tailwinds that favour CAE’s Defense business include the shift in national defence priorities to an increased focus on near-peer threats and the recognition of the sharply increased need for the kinds of digital immersion-based synthetic solutions that draw from CAE’s advances in commercial aviation simulation and training. Healthcare is poised to leverage opportunities presented by high demand for nurses and increased opportunities for medical simulation.

The Company expects the rate of Civil’s recovery to pre-pandemic levels and beyond to continue to be driven in large part by the easing of remaining travel restrictions, especially in Asia, where China represents a significant part of a broader global recovery. Civil’s strong commercial aviation training performance in the Americas as well as renewed FFS order activity provide a compelling blueprint for the potential of a broader global commercial aviation recovery. For the remainder of fiscal 2023, management expects sequentially higher Civil adjusted segment operating income growth on higher FFS deliveries to customers, ongoing simulator deployments to CAE’s global training network, and seasonally higher training demand. In addition to continuing to grow its share of the aviation training market and expanding its position in digital flight services, Civil expects to maintain its leading share of FFS sales and to deliver more than 45 FFSs for the year to customers worldwide.

CAE’s Defense segment is on a multi-year path to becoming a bigger and more profitable business. In the last two years, Defense has established itself as the world's leading pure-play, platform agnostic, training and simulation business, providing solutions across all five domains. It is uniquely positioned to draw on CAE’s innovations in commercial aviation to transform training with the application of advanced analytics and leading-edge technologies. This is expected to bring increased potential to capture business around the world, accelerated by the acquisition of L3H MT and the expanded capability and customer set this combination provides. This is evidenced by the trailing 12-month book-to-sales ratio of 1.25 times. Current geopolitical events have galvanized national defence priorities in the U.S. and across NATO, and management expects increased spending and specific prioritization on defence readiness to translate into additional opportunities for CAE in the years ahead. Defense is expected to continue making good progress with the integration of the L3H MT acquisition in fiscal 2023 and to fully realize $35 to $45 million of cost synergies by fiscal 2024.

In the near term, Defense is expected to continue working its way through the lagging effects of a protracted period of lower than one annual book-to-sales ratios – especially for its higher margin products solutions. Defense also anticipates the prevailing macroeconomic headwinds, including supply chain and labor challenges, to persist into the next fiscal year, and that order delays will continue to be a factor, particularly in light of potential U.S. government budget appropriation issues. For the remainder of the current fiscal year, Defense expects to see sequentially improved performance on the expectation that some delayed orders will come to fruition, it will execute on programs in adjusted backlog and partially mitigate macroeconomic impacts with internal cost reductions and efficiency initiatives. CAE continues to expect superior Defense growth over a multi-year period to be driven by the translation of higher-margin order intake and bid activity into revenue, and the progressive realization of synergies related to the L3H MT integration.

In Healthcare, management sees potential to accelerate value creation as it gains share in the healthcare simulation and training market and continues to build on its top- and bottom-line growth momentum.

For the current fiscal year, CAE reiterates its expectation to deliver mid-20% consolidated adjusted segment operating income growth, primarily driven by its Civil business.

Total capital expenditures are expected to be approximately $250 million in fiscal 2023, mainly in support of market-led, organic investments. The Company usually sees a higher investment in non-cash working capital accounts in the first half of the fiscal year, and as in previous years, management expects a portion of the non-cash working capital investment to reverse in the second half. The Company continues to target a 100% conversion of adjusted net income to free cash flow for the year. Having recently concluded a larger-than-usual inorganic growth investment cycle over the last two years, management is now focused on organic investments in lockstep with customer demand, the integration and ramp up of recent investments, and deleveraging its balance sheet. CAE continues to expect net debt-to-adjusted EBITDA to decrease to a ratio of below three times by the middle of next fiscal year (FY2024), at which time it expects to be in position to consider reinstating capital returns to shareholders. CAE expects its annual effective income tax rate to be approximately 22%.

Management’s outlook for fiscal 2023 and the above targets and expectations constitute forward-looking statements within the meaning of applicable securities laws, and are based on a number of assumptions, including in relation to prevailing market conditions, macroeconomic and geopolitical factors, supply chains and labor markets, and the timing and degree of easing of global COVID-19-related mobility restrictions. Air travel is a major driver for CAE’s business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Additionally, as the basis of its fiscal 2023 outlook, management assumes no further disruptions to the global economy, air traffic, CAE’s operations, and its ability to deliver products and services. Expectations are also subject to a number of risks and uncertainties and based on assumptions about customer receptivity to CAE’s training solutions and operational support solutions as well as material assumptions contained in this press release, quarterly Management’s Discussion and Analysis (MD&A) and in CAE’s fiscal 2022 MD&A, all available on our website (www.cae.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Please see the sections below entitled: “Caution concerning forward-looking statements”, “Material assumptions” and “Material risks”.

Environmental, Social, and Governance (ESG)
In November 2022, CAE was recognized as one of Canada’s Top 100 Employers 2023. This prestigious designation recognizes Canadian employers leading their industries and creating innovative programs to offer exceptional workplaces to their employees. Additionally, CAE was recognized as one of Canada’s Top Employers for Young People for 2023 for the third consecutive year, and a Montreal Top Employer for 2022. CAE also made Forbes’ list of the World’s Top Female Friendly Companies in November 2022. Earlier this year, CAE was named one of the Top Companies for Women in Emerging Aviation Technologies by Women and Drones, recognizing CAE as a company that provides an excellent culture, support for gender diversity, flexibility to accommodate families and a work/life balance, competitive compensation and benefits, training, continued professional development and career advancement opportunities. At the same time, CAE was named to the Bloomberg Gender Equality Index for the fifth consecutive year, signaling a strong and continuous commitment to gender equality and data transparency and showcasing investments in fostering a more inclusive and equitable workplace. This quarter, CAE held its second virtual supplier panel discussion focused on supply chain sustainability to engage and raise awareness of our suppliers on ESG best practices. In February 2023, CAE also held its two-day Supply Chain Forum with its most strategic partners to discuss joint opportunities to generate more long-term value together for all stakeholders.

To learn more about CAE’s corporate sustainability roadmap and achievements, the report can be downloaded at https://www.cae.com/social-responsibility/.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the MD&A and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated interim financial statements and MD&A for the quarter ended December 31, 2022 are available on our website (www.cae.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q3 FY2023
Marc Parent, CAE President and CEO; Sonya Branco, Executive Vice President, Finance, and CFO; and Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, will conduct an earnings conference call today at 2:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialing + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live at www.cae.com.

At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying simulation training and critical operations support solutions. Above all else, we empower pilots, airlines, defence and security forces, and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in more than 200 sites and training locations in over 40 countries. CAE represents 75 years of industry firsts—the highest-fidelity flight, mission, and medical simulators and personalized training programs powered by artificial intelligence. We’re investing our time and resources into building the next generation of cutting-edge, digitally immersive training and critical operations solutions while keeping positive environmental, social and governance (ESG) impact at the core of our mission. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, including initiatives that pertain to ESG matters, financial obligations, available liquidities, expected sales, general economic outlook, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, estimated addressable markets, statements relating to our acquisitions of L3H MT and AirCentre, our access to capital resources, the expected accretion in various financial metrics, expectations regarding anticipated cost savings and synergies, the strength, complementarity and compatibility of the L3H MT and AirCentre acquisitions with our existing business and teams, other anticipated benefits of the L3H MT and AirCentre acquisitions and their impact on our future growth, results of operations, performance, business, prospects and opportunities, our business outlook, objectives, development, plans, growth strategies and other strategic priorities, and our leadership position in our markets and other statements that are not historical facts.

Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of February 14, 2023 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after February 14, 2023. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2023 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: some persistent negative impacts of the COVID-19 pandemic on our businesses, operating results, cash flows and/or financial condition, the prevailing market conditions, geopolitical instability, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from recent restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to achieve synergies and maintain market position arising from successful integration plans relating to the L3H MT and AirCentre acquisitions, our ability to otherwise complete the integration of the L3H MT and AirCentre businesses acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT and AirCentre acquisitions, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT and AirCentre acquisitions and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT and AirCentre acquisitions in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies and AirCentre, and the absence of significant undisclosed costs or liabilities associated with the L3H MT and AirCentre acquisitions. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this press release, refer to the applicable reportable segment in CAE’s MD&A for the year ended March 31, 2022 available on our website (www.cae.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this press release and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate.

Material risks
Important risks that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the fiscal year ended March 31, 2022 available on our website (www.cae.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-IFRS and other financial measures
This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation, Defense and Security and Healthcare) since we analyze their results and performance separately.

Reconciliations and calculations of non-IFRS measures to the most directly comparable measures under IFRS are also set forth below in the section Reconciliations and Calculations of this press release.

Performance measures
Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated interim financial statements for the quarter ended December 31, 2022), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated interim financial statements for the quarter ended December 31, 2022), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods.

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, changes in enterprise resource planning (ERP) and other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Liquidity and Capital Structure measures
Return on capital employed (ROCE) and adjusted ROCE
ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company adjusting for net finance expense, after tax, divided by the average capital employed. Adjusted ROCE further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated interim financial statements for the quarter ended December 31, 2022), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We use ROCE and adjusted ROCE to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.
Net debt-to-adjusted EBITDA
Net debt-to-adjusted EBITDA is a non-IFRS ratio calculated as net debt divided by the last twelve months adjusted EBITDA. We use it because it reflects our ability to service our debt obligations.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity. The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

Growth measures
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, adjusted order intake is typically converted into revenue within one year, therefore we assume that adjusted order intake is equal to revenue.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

Reconciliations and Calculations
Reconciliation of adjusted segment operating income (loss)

			Defense
(amounts in millions)	Civil Aviation		and Security		Healthcare			Total
Three months ended December 31	2022	2021	2022	2021	2022	2021	2022	2021
Operating income (loss)	$117.2	$57.1	$24.9	$16.5	$3.8	$(8.1)	$145.9	$65.5
Restructuring, integration and acquisition costs	11.2	26.3	(6.3)	15.5	—	5.4	4.9	47.2
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	3.0	—	6.8	—	—	—	9.8	—
Adjusted segment operating income (loss)	$131.4	$83.4	$25.4	$32.0	$3.8	$(2.7)	$160.6	$112.7

Reconciliation of adjusted net income and adjusted EPS

	Three months ended
	December 31
(amounts in millions, except per share amounts)	2022	2021
Net income attributable to equity holders of the Company	$78.1	$26.2
Restructuring, integration and acquisition costs, after tax	4.0	34.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets following
their repurposing and optimization, after tax	7.1	—
Adjusted net income	$89.2	$60.7

Average number of shares outstanding (diluted)	318.3	318.7

Adjusted EPS	$0.28	$0.19

Reconciliation of free cash flow

	Three months ended
	December 31
(amounts in millions)	2022	2021
Cash provided by operating activities*	$158.7	$99.2
Changes in non-cash working capital	93.7	210.4
Net cash provided by operating activities	$252.4	$309.6
Maintenance capital expenditures	(16.1)	(18.1)
Change in ERP and other assets	(10.8)	(10.1)
Proceeds from the disposal of property, plant and equipment	0.3	0.2
Net payments to equity accounted investees	(2.0)	(19.5)
Dividends received from equity accounted investees	13.9	20.0
Free cash flow	$237.7	$282.1
* before changes in non-cash working capital

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	December 31
(amounts in millions, except net debt-to-EBITDA ratios)	2022	2021
Operating income	$380.7	$238.5
Depreciation and amortization	333.7	308.1
EBITDA	$714.4	$546.6
Restructuring, integration and acquisition costs	85.0	169.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	9.8	—
Cloud computing transition adjustment	13.4	—
Adjusted EBITDA	$822.6	$716.1

Net debt	$3,073.0	$2,310.5

Net debt-to-EBITDA	4.30	4.23
Net debt-to-adjusted EBITDA	3.74	3.23

Reconciliation of capital employed and net debt

	As at December 31	As at March 31
(amounts in millions)	2022	2022
Use of capital:
Current assets	$2,178.8	$2,148.6
Less: cash and cash equivalents	(191.6)	(346.1)
Current liabilities	(2,240.4)	(2,091.2)
Less: current portion of long-term debt	220.9	241.8
Non-cash working capital	$(32.3)	$(46.9)
Property, plant and equipment	2,352.8	2,129.3
Intangible assets	4,040.1	3,796.3
Other long-term assets	1,700.7	1,504.6
Other long-term liabilities	(533.5)	(596.6)
Capital employed	$7,527.8	$6,786.7
Source of capital:
Current portion of long-term debt	$220.9	$241.8
Long-term debt	3,043.7	2,804.4
Less: cash and cash equivalents	(191.6)	(346.1)
Net debt	$3,073.0	$2,700.1
Equity attributable to equity holders of the Company	4,373.4	4,009.7
Non-controlling interests	81.4	76.9
Capital employed	$7,527.8	$6,786.7

For non-IFRS and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under IFRS, please refer to Section 5 of CAE’s MD&A for the quarter ended December 31, 2022 (which is incorporated by reference into this press release) available on our website (www.cae.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Supplementary non-financial information definitions
Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

Consolidated Income Statement

(Unaudited)	Three months ended December 31		Nine months ended December 31
(amounts in millions of Canadian dollars, except per share amounts)	2022	2021	2022	2021
Revenue	$1,020.3	$848.7	$2,946.8	$2,416.3
Cost of sales	722.3	606.2	2,142.3	1,732.4
Gross profit	$298.0	$242.5	$804.5	$683.9
Research and development expenses	30.2	31.7	103.1	85.9
Selling, general and administrative expenses	138.1	117.5	411.2	345.5
Other (gains) and losses	(6.7)	(6.3)	(12.3)	(16.1)
Share of after-tax profit of equity accounted investees	(14.4)	(13.1)	(33.9)	(33.2)
Restructuring, integration and acquisition costs	4.9	47.2	49.0	110.9
Operating income	$145.9	$65.5	$287.4	$190.9
Finance expense – net	48.8	34.5	126.3	98.1
Earnings before income taxes	$97.1	$31.0	$161.1	$92.8
Income tax expense (recovery)	17.1	2.6	31.1	(0.1)
Net income	$80.0	$28.4	$130.0	$92.9
Attributable to:
Equity holders of the Company	$78.1	$26.2	$124.3	$86.6
Non-controlling interests	1.9	2.2	5.7	6.3
Earnings per share attributable to equity holders of the Company
Basic and diluted	$0.25	$0.08	$0.39	$0.28

Consolidated Statement of Comprehensive Income

(Unaudited)	Three months ended December 31		Nine months ended December 31
(amounts in millions of Canadian dollars)	2022	2021	2022	2021
Net income	$80.0	$28.4	$130.0	$92.9
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations	$18.6	$(22.7)	$310.5	$(10.9)
Net gain (loss) on hedges of net investment in foreign operations	30.3	2.2	(113.0)	(5.3)
Reclassification to income of gains on foreign currency exchange differences	(3.8)	(1.1)	(6.2)	(4.3)
Net (loss) gain on cash flow hedges	(4.7)	9.5	(10.2)	(8.2)
Reclassification to income of losses (gains) on cash flow hedges	9.5	(12.1)	(11.5)	(12.0)
Income taxes	(0.2)	2.5	12.2	3.0
	$49.7	$(21.7)	$181.8	$(37.7)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$8.8	$(20.9)	$55.7	$15.2
Income taxes	(2.4)	5.6	(14.9)	(3.9)
	$6.4	$(15.3)	$40.8	$11.3
Other comprehensive income (loss)	$56.1	$(37.0)	$222.6	$(26.4)
Total comprehensive income (loss)	$136.1	$(8.6)	$352.6	$66.5
Attributable to:
Equity holders of the Company	$133.9	$(10.4)	$343.1	$60.4
Non-controlling interests	2.2	1.8	9.5	6.1

Consolidated Statement of Financial Position

(Unaudited)	December 31	March 31
(amounts in millions of Canadian dollars)	2022	2022
Assets
Cash and cash equivalents	$191.6	$346.1
Accounts receivable	616.0	556.9
Contract assets	629.2	608.3
Inventories	598.8	519.8
Prepayments	74.4	56.7
Income taxes recoverable	57.6	33.2
Derivative financial assets	11.2	27.6
Total current assets	$2,178.8	$2,148.6
Property, plant and equipment	2,352.8	2,129.3
Right-of-use assets	393.6	373.0
Intangible assets	4,040.1	3,796.3
Investment in equity accounted investees	515.2	454.0
Employee benefits assets	28.9	—
Deferred tax assets	119.1	117.4
Derivative financial assets	12.3	10.5
Other non-current assets	631.6	549.7
Total assets	$10,272.4	$9,578.8

Liabilities and equity
Accounts payable and accrued liabilities	$917.3	$975.1
Provisions	26.1	36.7
Income taxes payable	38.2	22.7
Contract liabilities	971.9	788.3
Current portion of long-term debt	220.9	241.8
Derivative financial liabilities	66.0	26.6
Total current liabilities	$2,240.4	$2,091.2
Provisions	20.0	20.6
Long-term debt	3,043.7	2,804.4
Royalty obligations	125.6	126.0
Employee benefits obligations	89.6	109.7
Deferred tax liabilities	106.1	93.7
Derivative financial liabilities	7.6	1.0
Other non-current liabilities	184.6	245.6
Total liabilities	$5,817.6	$5,492.2
Equity
Share capital	$2,242.7	$2,224.7
Contributed surplus	41.2	38.6
Accumulated other comprehensive income	146.8	(31.2)
Retained earnings	1,942.7	1,777.6
Equity attributable to equity holders of the Company	$4,373.4	$4,009.7
Non-controlling interests	81.4	76.9
Total equity	$4,454.8	$4,086.6
Total liabilities and equity	$10,272.4	$9,578.8

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Nine months ended December 31, 2022	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2022	317,024,123	$2,224.7	$38.6	$(31.2)	$1,777.6	$4,009.7	$76.9	$4,086.6
Net income	—	$—	$—	$—	$124.3	$124.3	$5.7	$130.0
Other comprehensive income	—	—	—	178.0	40.8	218.8	3.8	222.6
Total comprehensive income	—	$—	$—	$178.0	$165.1	$343.1	$9.5	$352.6
Exercise of stock options	835,392	18.0	(2.5)	—	—	15.5	—	15.5
Share-based payments expense	—	—	5.1	—	—	5.1	—	5.1
Transactions with non-controlling interests	—	—	—	—	—	—	(5.0)	(5.0)
Balances as at December 31, 2022	317,859,515	$2,242.7	$41.2	$146.8	$1,942.7	$4,373.4	$81.4	$4,454.8

	Attributable to equity holders of the Company
Nine months ended December 31, 2021	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2021	293,355,463	$1,516.2	$22.5	$58.1	$1,543.7	$3,140.5	$72.3	$3,212.8
Net income	—	$—	$—	$—	$86.6	$86.6	$6.3	$92.9
Other comprehensive (loss) income	—	—	—	(37.5)	11.3	(26.2)	(0.2)	(26.4)
Total comprehensive (loss) income	—	$—	$—	$(37.5)	$97.9	$60.4	$6.1	$66.5
Issuance of common shares upon conversion of
subscription receipts	22,400,000	677.2	12.5	—	—	689.7	—	689.7
Exercise of stock options	1,227,885	30.5	(4.0)	—	—	26.5	—	26.5
Share-based payments expense	—	—	6.6	—	—	6.6	—	6.6
Transfer of realized cash flow hedge losses related
to business combinations	—	—	—	14.8	—	14.8	—	14.8
Transactions with non-controlling interests	—	—	—	—	—	—	(2.4)	(2.4)
Balances as at December 31, 2021	316,983,348	$2,223.9	$37.6	$35.4	$1,641.6	$3,938.5	$76.0	$4,014.5

Consolidated Statement of Cash Flows

(Unaudited)
Nine months ended December 31
(amounts in millions of Canadian dollars)	2022	2021
Operating activities
Net income	$130.0	$92.9
Adjustments for:
Depreciation and amortization	252.8	229.6
Impairment (reversal) of non-financial assets – net	(4.0)	33.7
Share of after-tax profit of equity accounted investees	(33.9)	(33.2)
Deferred income taxes	(0.3)	(18.1)
Investment tax credits	0.4	(21.4)
Share-based payments expense	(5.7)	3.3
Defined benefit pension plans	6.2	10.0
Other non-current liabilities	(13.5)	(32.8)
Derivative financial assets and liabilities – net	9.4	8.1
Other	23.0	40.4
Changes in non-cash working capital	(136.6)	(101.1)
Net cash provided by operating activities	$227.8	$211.4
Investing activities
Business combinations, net of cash acquired	$(6.4)	$(1,384.8)
Acquisition of investment in equity accounted investees	—	(4.3)
Property, plant and equipment expenditures	(205.9)	(197.5)
Proceeds from disposal of property, plant and equipment	4.8	8.1
Advance payments for property, plant and equipment	(30.1)	—
Intangible assets expenditures	(89.9)	(64.4)
Net payments to equity accounted investees	(10.5)	(19.9)
Dividends received from equity accounted investees	20.3	20.6
Other	(5.0)	(2.4)
Net cash used in investing activities	$(322.7)	$(1,644.6)
Financing activities
Net proceeds from borrowing under revolving credit facilities	$8.6	$—
Proceeds from long-term debt	22.1	422.4
Repayment of long-term debt	(55.7)	(60.9)
Repayment of lease liabilities	(62.1)	(75.5)
Net proceeds from the issuance of common shares	15.5	695.5
Other	(1.8)	(3.0)
Net cash (used in) provided by financing activities	$(73.4)	$978.5
Effect of foreign currency exchange differences on cash and cash equivalents	$13.8	$(7.9)
Net decrease in cash and cash equivalents	$(154.5)	$(462.6)
Cash and cash equivalents, beginning of period	346.1	926.1
Cash and cash equivalents, end of period	$191.6	$463.5

Contacts
Investor Relations:
Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Samantha Golinski, Vice President, Public Affairs and Global Communications, 514-341-2000 ext 7939, samantha.golinski@cae.com